Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

18th November 2003

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

03045489

03 DEC -8 AM 7:21

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 18th November 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

SUPPL

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

dlw 1/7

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Purchase of Own Securities
Released	07:00 18 Nov 2003
Number	1747S

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

SHARE REPURCHASE

Please be advised of the following market repurchase by JMH of its ordinary shares:-

Date of repurchase:	18th November 2003
Total number of shares repurchased:	8,000,000 shares
Price paid per share:	US$8.90

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Jardine Matheson Holdings Limited

18th November 2003

www.jardines.com

END